EX-99.(k)(5)

Execution Version

INVESTOR RELATIONS SERVICES AGREEMENT

AGREEMENT effective as of February 1, 2010 between the registered closed-end investment companies listed on Schedule A (hereinafter referred to collectively as the “Funds” and, individually, as a “Fund”) and Aberdeen Asset Management Inc. (hereinafter referred to as “AAMI”). This Agreement supersedes any prior investor relations services agreements with AAMI for any of the Funds. In consideration of the mutual agreements herein made, the Funds and AAMI understand and agree as follows:

1.               AAMI agrees, during the term of this Agreement, to be responsible for:

Core Service: Plan Participation and Promotion

•                  Product Specific Brochure Promoting closed end funds at Aberdeen;

•                  Attendance at Industry Conferences (e.g., The Money Show, Financial Advisor Symposium, Altman Conference);

•                  Coordinate Investor/Analyst Roadshows;

•                  Act as liaison between the Funds and an agent with respect to a share purchase program;

•                  Develop and maintain an Educational Thought Leadership Program via whitepapers or podcasts;

•                  Develop and distribute semi-annual newsletter to current closed end fund investors and subscribers;

•                  Develop and distribute letters to shareholders on special issues;

•                  Coordinate the preparation, printing and distribution of the monthly investor relations reports;

•                  Provide quarterly reports to the Fund’s Board of Directors on AAMI’s investor relations activities, including such information as the Board of Directors may reasonably request;

•                  Produce targeted advertising campaigns, both print and online.

Institutional and Investor Relations

•                  Prepare and distribute monthly manager reports and enhanced factsheets;

•                  Participate in industry closed end fund virtual forums (e.g., WSJ club program);

•                  Coordinate regional roadshows to brokers with the portfolio managers and/or client service representatives;

•                  Proactively pursue regular media interviews for Fund management with print, broadcast and electronic reporters to discuss the Funds and the markets in which they invest; purchase and distribute reprints;

•                  Prepare and distribute:

•                  periodic dividend releases;

•                  monthly performance releases;

•                  releases on extraordinary topics, including, but not limited to, results of annual meetings, market events, and major factors affecting the Fund;

•                  Manage shareholder and broker toll-free telephone services for the Fund;

•                  Provide third-party news and information services with monthly and quarterly updates on price, net asset value, total assets, holdings and dividend information;

•                  Build and maintain database of targeted email lists for distribution of fact sheets and other fund information;

•                  Conduct investor perception studies; implement findings into investor communications and market planning strategies.

Internet and E-Marketing

•                  Create, maintain and promote new Closed End Funds Investor Center website;

•                  Negotiate presence on third party investment and financial services websites;

•                  Develop quarterly BrightTalk webconferences on funds and market outlooks;

•                  Coordinate with Enhanced Fundamental Data to provide daily web content;

•                  Fund Data Factsheets: daily fact sheets uploaded to our site;

•                  Distribute monthly e-alert to professional investors;

•                  Create and negotiate pricing of banner ads to drive traffic to website and increase fund/brand awareness.

2.               In rendering the services required under the Agreement, AAMI may, subject to the approval of each Fund’s Board of Directors, cause such services or any portion thereof to be provided by another person pursuant to a written agreement; provided, that, in such event, AAMI shall remain responsible for monitoring and overseeing the performance by such person of its obligations to the Funds under that written agreement. The fees and appropriate out-of-pocket expenses of such other person will be paid or reimbursed by AAMI.

3.               The Funds agree, during the term of this Agreement, to pay to AAMI, on a quarterly basis in arrears, the fees reflected in the fee schedule included at Schedule B. Fees under the Agreement may be changed after the Initial Term upon mutual agreement of the parties to the Agreement. Invoices are due and payable within thirty (30) days of receipt.

The investor relations services outlined herein will be undertaken on behalf of all Funds which are a party to this Agreement.  However, prior to the date of this Agreement, the Legacy Funds (as defined in Schedule A) have been provided certain of these services, particularly investor servicing. Based on the level of activity that those investor relations services have generated and continue to require on behalf of the Legacy Funds,  the Legacy Funds agree to pay additional fees which are outlined in Schedule C, which are equal to the fees under the predecessor agreement.

4.               AAMI agrees to preserve the confidentiality of all non-public information provided to AAMI by the Funds or its agents, or information developed by AAMI based upon such non-public information. AAMI shall not disclose such information except when required to do so pursuant to court order, subpoena, or other judicial process. Non-public information shall not include information which (a) was or becomes generally available to the public other than as a result of a disclosure by AAMI or its directors, officers, employees, agents or advisors; (b) was available to the public prior to its disclosure to AAMI by the Funds or its representatives; (c) becomes available to AAMI on a non-confidential basis from a source other than the Funds or its representatives, provided that such source is not known by AAMI (i) to be subject to a confidentiality agreement with the Funds or another party with respect to the information or (ii) to be subject to an obligation, by statute or common law, to maintain the confidentiality of the information; or (d) is independently developed by AAMI.

5.               This Agreement shall remain in full force and effect for an initial three year term to expire February 1, 2013. From and after February 1, 2013, this Agreement shall continue in effect from year to year, provided such continuance is approved annually by the Board of Directors of each Fund.

6.               At any time after the expiration of the initial term of this Agreement on February 1, 2013, this Agreement may be terminated by either party on sixty (60) days’ written notice, without payment of penalty, provided that such termination by the Funds shall be directed or approved by the vote of a majority of the Directors of each Fund in office at the time. During said sixty (60) day notice period, the parties shall continue to perform all of their obligations under this Agreement. In addition, the Agreement may be terminated at any time upon a material breach by the other party hereto or, after the one-year anniversary of the Agreement, upon a determination by the Board of Directors of a Fund that continued participation in the Agreement is not in the best interest of the Fund and its investors. The termination of this Agreement by any one Fund shall not affect the continuation of the Agreement for any other Fund.

7.               The Funds hereby acknowledge that AAMI shall rely upon the accuracy of all information provided by the Funds or its agents to it. The Funds assume full and complete responsibility and liability for the financial and other information furnished to AAMI for its use on the Fund’s behalf under this Agreement (other than information provided by any AAMI affiliate or agent) and the Funds shall indemnify and hold harmless AAMI from and against any demands, claims, or liability relating thereto. The Funds shall pay AAMI any amounts payable by AAMI in settlement of any claims or in satisfaction of any judgments resulting from AAMI’s use of any financial or other information furnished by the Funds in connection with the services rendered by AAMI hereunder (other than information provided by any AAMI affiliate or agent), together with all costs and expenses incurred in connection therewith, including, without limitation, reasonable attorney’s fees and costs of litigation. Without limiting the foregoing, the Funds shall reimburse AAMI for all costs and expenses, including reasonable attorney’s fees, incurred in responding to any subpoena or other court process in any action or proceeding or investigation in which the Funds or its affiliates are a party or are otherwise involved. Notwithstanding the above, the Funds shall not be liable for, and shall be indemnified by AAMI against, any loss, claim, damage or liability which was the direct result of AAMI’s or its affiliates’ or agent’s wilful misfeasance, bad faith, negligence or reckless disregard of its duties under this Agreement. The provisions of this paragraph shall survive the expiration or termination of this Agreement.

8.               This Agreement may be amended with respect to a Fund only on the written consent of all parties.  Changes to Schedule A to add or remove a Fund and quarterly recalculations to Schedule B to determine fees payments will not require written consent of all parties.

9.               This agreement shall be interpreted according to and governed by the laws of the State of Pennsylvania.

10.         A waiver by either party of any breach, act or omission of the other party is not deemed to be a waiver of any subsequent similar breach, act or omission.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their authorized officers as of the date first set forth above.

ON BEHALF OF THE FUNDS INCLUDED IN SCHEDULE A

By:	/s/ Alan Goodson
	Name:	Alan Goodson
	Title:	Vice President

ABERDEEN ASSET MANAGEMENT INC.

By:	/s/ Jennifer A. Nichols
	Name:	Jennifer A. Nichols
	Title:	Vice President

Schedule A

Participating Funds

Legacy Funds

Aberdeen Asia-Pacific Income Fund, Inc.

Aberdeen Australian Equity Fund, Inc.

Aberdeen Global Income Fund, Inc.

New Funds

Aberdeen Chile Fund, Inc.

Aberdeen Emerging Markets Telecommunications Fund, Inc.

Aberdeen Israel Fund, Inc.

Aberdeen Indonesian Fund, Inc.

Aberdeen Latin America Equity Fund, Inc.

Schedule B

Estimated Fees

Each Fund pays its quarterly fee based on a combination of a fixed fee and variable fee (based on the Fund’s net assets and number of accounts). Net Assets and Number of Accounts are to be updated on a quarterly basis in connection with the fee payment by each Fund on a quarterly basis. The following amounts represent the anticipated annual contribution amounts per Fund:

Name	Net Assets Jan 31, 2010 (USD)	% of Net Assets	Number of Accounts	% of Total Accounts	Fixed fee	Variable Fee	Total Contribution
Aberdeen Asia-Pacific Income Fund, Inc.	$1,727,537,621	61.30%	109,335	66.39%	$40,000	$347,511	$387,511
Aberdeen Australian Equity Fund, Inc.	$218,764,143	7.76%	17,579	10.67%	$40,000	$50,177	$90,177
Aberdeen Global Income Fund, Inc.	$105,461,351	3.74%	6,868	4.17%	$40,000	$21,534	$61,534
Aberdeen Chile Fund, Inc.	$192,442,036	6.83%	5,884	3.57%	$40,000	$28,308	$68,308
Aberdeen Emerging Markets Telecommunications Fund, Inc.	$156,944,652	5.57%	7,836	4.76%	$40,000	$28,106	$68,106
Aberdeen Israel Fund, Inc.	$72,666,778	2.58%	7,557	4.59%	$40,000	$19,506	$59,506
Aberdeen Indonesian Fund, Inc.	$86,393,644	3.07%	4,659	2.83%	$40,000	$16,042	$56,042
Aberdeen Latin America Equity Fund, Inc.	$257,966,021	9.15%	4,960	3.01%	$40,000	$33,108	$73,108
TOTALS	$2,818,176,246	100.00%	164,678	100.00%	$320,000	$544,292	$864,292

Schedule C

Fees for Legacy Funds

The fees noted below will be in addition to the fees payable as follows:

Aberdeen Asia-Pacific Income Fund, Inc. agrees during the term of this Agreement, to pay to AAMI as compensation for the foregoing a retainer of $10,000 per month.

Aberdeen Global Income Fund, Inc. agrees during the term of this Agreement, to pay to AAMI as compensation for the foregoing a retainer of $4,000 per month.

Aberdeen Australia Equity Fund, Inc. agrees during the term of this Agreement, to pay to AAMI as compensation for the foregoing a retainer of $5,000 per month.

The Funds shall reimburse AAMI for its reasonable out-of-pocket expenses incurred in carrying out its obligations under this Agreement.